SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 18, 2020, Mr. Yang, Bong-Ryull, Mr. Kim, Jwa-Kwan, Mr. Jung, Yeon-Gil were reappointed by the Minister of the Ministry of Economy and Finance as non-standing directors of Korea Electric Power Corporation (“KEPCO”) for a term of a year beginning on April 4, 2020 and ending on April 3, 2021.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details
Yang, Bong-Ryull

•  Previous Positions:

•  Consul General in Houston

•  Ambassador to Malaysia

•  Vice president for External Affairs of Gwangju Institute of Science and Technology (GIST)

•  Visiting professor of Political Science and Diplomacy, Chonnam National University

Kim, Jwa-Kwan

•  Previous Positions:

•  Visiting professor of Environmental Chemistry, Royal Danish University of Medicine

•  Visiting professor at Seoul National University Graduate School of Environmental Studies

•  Current Positions:

•  Chief Director of Busan-Gyeongnam Ecological Polis Research Institute

•  Professor of Environmental Engineering, Catholic University of Pusan

•  Dean of the School of Applied Sciences, Catholic University of Pusan

Jung, Yeon-Gil

•  Previous Positions:

•  Visiting professor of Mechanical Energy Engineering, Indiana University - Purdue University Indianapolis (IUPUI)

•  Vice President of Korean Ceramic Society

•  Current Positions:

•  Energy Policy Advisor, Ministry of Trade, Industry and Energy

•  Professor of Materials Science and Engineering, Changwon University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: March 18, 2020